Mail Stop 3561

April 17, 2007

Adelmo S. Lopez
Chief Executive Officer
Blair Corporation
220 Hickory Street
Warren, PA 16366

> **Re: Blair Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 8, 2007**
> **File No. 1-00878**

Dear Mr. Lopez:

We have completed our review of your PREM 14A and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Philip G. Feigen, Esq.
Patton Boggs LLP
Fax: (202) 457-6315